UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

American Well Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 par value per share
(Title of Class of Securities)

03044L105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03044L105	SCHEDULE 13G
1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ido Schoenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
NONE
	6	SHARED VOTING POWER
16,551,623(1)
	7	SOLE DISPOSITIVE POWER
16,551,623
	8	SHARED DISPOSITIVE POWER
NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,551,623(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%(2)(3)
12	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 1,295,149 shares of Class A Common Stock, (ii) 20,311 shares of Class A Common Stock to be issued pursuant to vesting of restricted stock units within 60 days of December 31, 2023, (iii) 13,471,279 shares of Class B Common Stock and (iv) 1,764,884 shares of Class B Common Stock underlying options that are currently exercisable. Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at any time at the option of the holder thereof. Dr. Ido Schoenberg and Dr. Roy Schoenberg are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg may be deemed to beneficially own each other’s stock with shared voting power, currently consisting in the aggregate of 3,379,945 shares of Class A Common Stock and 30,920,165 shares of Class B Common Stock.

(2) Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock, together, beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 255,542,545 shares of Class A Common Stock outstanding as of December 31, 2023 and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into shares of Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 03044L105	SCHEDULE 13G

(3) Each share of Class A Common Stock is entitled to one vote, and shares of Class B Common Stock will collectively be entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast at such time by the holders of the Class A and Class C Common Stock and any other preferred stock entitled to vote under the Issuer’s certificate of incorporation at such time (resulting in the Class B Common Stock collectively holding 51% of the total outstanding voting power). Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg each own 25.5% of the total outstanding voting power, and based on their voting agreement, their interests collectively represent 51% of the aggregate voting power of the Issuer’s issued and outstanding share capital.

CUSIP No. 03044L105	SCHEDULE 13G

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Roy Schoenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
NONE
	6	SHARED VOTING POWER
17,748,487(1)
	7	SOLE DISPOSITIVE POWER
17,748,487
	8	SHARED DISPOSITIVE POWER
NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,748,487(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(2)(3)
12	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 2,044,174 shares of Class A Common Stock, (ii) 20,311 shares of Class A Common Stock to be issued pursuant to vesting of restricted stock units within 60 days of December 31, 2023, (iii) 13,919,118 shares of Class B Common Stock and (iv) 1,764,884 shares of Class B Common Stock underlying options that are currently exercisable. Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at any time at the option of the holder thereof. Dr. Ido Schoenberg and Dr. Roy Schoenberg are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg may be deemed to beneficially own each other’s stock with shared voting power, currently consisting in the aggregate of 3,379,945 shares of Class A Common Stock and 30,920,165 shares of Class B Common Stock.

(2) Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock, together, beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 255,542,545 shares of Class A Common Stock outstanding as of December 31, 2023 and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into shares of Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 03044L105	SCHEDULE 13G

(3) Each share of Class A Common Stock is entitled to one vote, and shares of Class B Common Stock will collectively be entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast at such time by the holders of the Class A and Class C Common Stock and any other preferred stock entitled to vote under the Issuer’s certificate of incorporation at such time (resulting in the Class B Common Stock collectively holding 51% of the total outstanding voting power). Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg each own 25.5% of the total outstanding voting power, and based on their voting agreement, their interests collectively represent 51% of the aggregate voting power of the Issuer’s issued and outstanding share capital.

CUSIP No. 03044L105	SCHEDULE 13G

Item 1.   (a) NAME OF ISSUER

American Well Corporation (the “Company”)

(b)  ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

75 State Street

26th Floor

Boston, MA 02109

Item 2. (a) NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Ido Schoenberg

(ii)	Roy Schoenberg

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE

The principal addresses of the Reporting Persons are as follows:

75 State Street

26th Floor

Boston, MA 02109

(c)  CITIZENSHIP

(i)	Ido Schoenberg – Israel

(ii)	Roy Schoenberg – United States

(d)  TITLE OF CLASS OF SECURITIES

Class A common stock, par value $0.01 per share (the “Shares”)

(e)  CUSIP NUMBER

03044L105

CUSIP No. 03044L105	SCHEDULE 13G

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

(a)	Amount Beneficially Owned as of December 31, 2023:

(i)  Ido Schoenberg: 16,551,623 Shares (1)

(ii)  Roy Schoenberg: 17,748,487 Shares (2)

(b)	Percentage Owned:

(i)  Ido Schoenberg: 6.1% (3)(4)

(ii)  Roy Schoenberg: 6.5% (3)(4)

(c)	Number of Shares as to Which Such Person Has:

(i) sole power to vote or direct the vote of

(A)  Ido Schoenberg: 0

(B)  Roy Schoenberg: 0

(ii) shared power to vote or direct the vote of

(A)  Ido Schoenberg: 16,551,623 (1)

(B)  Roy Schoenberg: 17,748,487 (2)

(iii) sole power to dispose or to direct the disposition of

(A)  Ido Schoenberg: 16,551,623

(B)  Roy Schoenberg: 17,748,487

(iv) shared power to dispose or to direct the disposition of

(A)  Ido Schoenberg: 0

(B)  Roy Schoenberg: 0

Notes:

(1)	Consists of (i) 1,295,149 shares of Class A Common Stock, (ii) 20,311 shares of Class A Common Stock to be issued pursuant to vesting of restricted stock units within 60 days of December 31, 2023, (iii) 13,471,279 shares of Class B Common Stock and (iv) 1,764,884 shares of Class B Common Stock underlying options that are currently exercisable. Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at any time at the option of the holder thereof. Dr. Ido Schoenberg and Dr. Roy Schoenberg are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg may be deemed to beneficially own each other’s stock with shared voting power, currently consisting in the aggregate of 3,379,945 shares of Class A Common Stock and 30,920,165 shares of Class B Common Stock.

(2)	Consists of (i) 2,044,174 shares of Class A Common Stock, (ii) 20,311 shares of Class A Common Stock to be issued pursuant to vesting of restricted stock units within 60 days of December 31, 2023,

CUSIP No. 03044L105	SCHEDULE 13G

(iii) 13,919,118 shares of Class B Common Stock and (iv) 1,764,884 shares of Class B Common Stock underlying options that are currently exercisable. Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at any time at the option of the holder thereof. Dr. Ido Schoenberg and Dr. Roy Schoenberg are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg may be deemed to beneficially own each other’s stock with shared voting power, currently consisting in the aggregate of 3,379,945 shares of Class A Common Stock and 30,920,165 shares of Class B Common Stock.

(3)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock, together, beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 255,542,545 shares of Class A Common Stock outstanding as of December 31, 2023, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into shares of Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each share of Class A Common Stock is entitled to one vote, and shares of Class B Common Stock will collectively be entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast at such time by the holders of the Class A and Class C Common Stock and any other preferred stock entitled to vote under the Issuer’s certificate of incorporation at such time (resulting in the Class B Common Stock collectively holding 51% of the total outstanding voting power). Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg each own 25.5% of the total outstanding voting power, and based on their voting agreement, their interests collectively represent 51% of the aggregate voting power of the Issuer’s issued and outstanding share capital.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 03044L105	SCHEDULE 13G

Exhibit Index

Exhibit 99.1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 03044L105	SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2024

IDO SCHOENBERG
By:	/s/ Ido Schoenberg
ROY SCHOENBERG
By:	/s/ Roy Schoenberg